FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003

DATA FORTRESS SYSTEMS GROUP LTD.

(Translation of registrant's name into English)

Suite 301 – 1281 West Georgia Street, Vancouver, BC CANADA V6E 3J5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

DATA FORTRESS SYSTEMS GROUP LTD.

(Registrant)

Date: May 30, 2003

By:

“Michael Chong”

 Michael Chong

Its:

President & CEO

(Title)

Attachments:

Material Change Filing and News Release Dated May 09, 2003

Material Change Filing and News Release Dated May 09, 2003

March 31, 2003 1st Quarterly Report

This is the form of a material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F (Previously FORM 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

Item 1.	Reporting Issuer

DATA FORTRESS SYSTEMS GROUP LTD.

Suite LM, 1281 West Georgia Street

Vancouver, B.C.

V6E 3J5

Item 2.	Date of Material Change

May 9, 2003

Item 3.	Press Release

The date of the press release issued pursuant to section 85(1) of the Act with respect to the material change disclosed in this report is May 9, 2003.  The press release was issued in Vancouver, British Columbia through the facilities of the Canadian Venture Exchange and through Canada Stockwatch and Market News.

Item 4.	Summary of Material Change

Two directors resign

Item 5.	Full Description of Material Change

Messrs. Gordon Samson and Bruce McConnachie tendered their resignations as directors, effective immediately, dated May 8, 2003.  Mr. Gordon Samson also resigned as the companies Chief Financial Officer.

The company wishes to thank the diligent contributions made by each director and wish them the best in their current endeavours.

The company plans on adding to its now current member board of four, at least one more director.

About The Data Fortress Systems Group Ltd.

The Data Fortress Systems Group is a related mix of three subsidiary companies, Pacific Ram Distribution Ltd., Data Fortress Technologies Ltd. and Connect West Networks Ltd., collectively ('The Data Fortress Systems Group').  The companies in this group have been in business for over 11 years and collectively provide wholesale manufacturing of equipment ranging from PCs to high-end Servers, data center equipment, high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, data storage services, co-location and managed services.  It owns a redundant 3.2 –kilometer fibre optic ring in downtown Vancouver, connecting the Data Fortress data center directly to the Internet backbone.  The individual companies complement each other by facilitating the acquisition of technology equipment at wholesale prices, providing access to a broader customer base, and creating an environment for the seamless sharing of employee resources.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable

Item 7.	Omitted Information

Not applicable

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Michael Chong, President

Business Telephone No.:     (604) 484-2088

Item 9.	Statement of Senior Officer

The undersigned, President of the Company, hereby certifies that the foregoing accurately discloses the material change referred to herein.

Executed at Vancouver, B.C. this 4th day of June, 2003.

"Michael Chong"

Michael Chong

DATA FORTRESS SYSTEMS GROUP LTD.

Suite LM, 1281 West Georgia Street

Vancouver, B.C. V6E 3J5

Tel. (604) 484-2088 Fax: (604) 484-2088

NEWS RELEASE

Symbols: TSX Venture – DFG

OTC BB - DFGRF

May 9, 2003

COMPANY ANNOUNCES RESIGNATIONS OF TWO BOARD MEMBERS

Messrs. Gordon Samson and Bruce McConnachie tendered their resignations as directors, effective immediately, dated May 8, 2003.  Mr. Gordon Samson also resigned as the companies Chief Financial Officer.

The company wishes to thank the diligent contributions made by each director and wish them the best in their current endeavours.

The company plans on adding to its now current member board of four, at least one more director.

About The Data Fortress Systems Group Ltd.

The Data Fortress Systems Group is a related mix of three subsidiary companies, Pacific Ram Distribution Ltd., Data Fortress Technologies Ltd. and Connect West Networks Ltd., collectively ('The Data Fortress Systems Group').  The companies in this group have been in business for over 11 years and collectively provide wholesale manufacturing of equipment ranging from PCs to high-end Servers, data center equipment, high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, data storage services, co-location and managed services.  It owns a redundant 3.2 –kilometer fibre optic ring in downtown Vancouver, connecting the Data Fortress data center directly to the Internet backbone.  The individual companies complement each other by facilitating the acquisition of technology equipment at wholesale prices, providing access to a broader customer base, and creating an environment for the seamless sharing of employee resources.

Rick Thomas, President & CEO

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release.  No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.

Website: www.data-fortress.com  Toll Free: 888-388-4636 Investor Relations

This is the form of a material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F (Previously FORM 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

Item 1.	Reporting Issuer

DATA FORTRESS SYSTEMS GROUP LTD.

Suite LM, 1281 West Georgia Street

Vancouver, B.C.

V6E 3J5

Item 2.	Date of Material Change

May 15, 2003

Item 3.	Press Release

The date of the press release issued pursuant to section 85(1) of the Act with respect to the material change disclosed in this report is May 15, 2003.  The press release was issued in Vancouver, British Columbia through the facilities of the Canadian Venture Exchange and through Canada Stockwatch and Market News.

Item 4.	Summary of Material Change

Mr. Michael Chong appointed President and Chief Executive Officer of the Company

Item 5.	Full Description of Material Change

The Company announced certain management changes.  Mr. Michael Chong has been appointed President and Chief Executive Officer of Data Fortress Systems Group Inc. in place of Mr. Rick Thomas.  Mr. Rick Thomas has been removed from all management positions held within the Data Fortress Group of companies.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable

Item 7.	Omitted Information

Not applicable

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Michael Chong, President

Business Telephone No.:     (604) 484-2088

Item 9.	Statement of Senior Officer

The undersigned, President of the Company, hereby certifies that the foregoing accurately discloses the material change referred to herein.

Executed at Vancouver, B.C. this 4th day of June, 2003.

"Michael Chong"

Michael Chong

DATA FORTRESS SYSTEMS GROUP LTD.

Suite LM, 1281 West Georgia Street

Vancouver, B.C. V6E 3J5

Tel. (604) 484-2088 Fax: (604) 484-2088

CORPORATE UPDATE

May 15, 2003

Data Fortress Systems Group Ltd. announces certain management changes.  Mr. Michael Chong has been appointed President and Chief Executive Officer of Data Fortress Systems Group Inc. in place of Mr. Rick Thomas.  Mr. Rick Thomas has been removed from all management positions held within the Data Fortress Group of companies.

On Behalf of the Board

"Michael Chong"

President

DATA FORTRESS SYSTEMS GROUP LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy of this release.

BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

 X

Schedule A

Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER

DATA FORTRESS SYSTEMS GROUP LTD.

ISSUER ADDRESS

LM-1281 WEST GEORGIA  STREET,

                                                                           VANCOUVER, BRITISH COLUMBIA, V6E 3J7

ISSUER TELEPHONE NUMBER

(604) 484-6693

CONTACT PERSON

MICHAEL CHONG

CONTACT'S POSITION

PRESIDENT \ CHIEF FINANCIAL OFFICER

CONTACT TELEPHONE NUMBER

(604) 484-2088

CONTACT EMAIL ADDRESS

                       MCHONG@DATA-FORTRESS.COM

FOR QUARTER ENDED

MARCH 31, 2003

DATE OF REPORT

MAY 30, 2003

WEB SITE ADDRESS

          WWW.DATA-FORTRESS.COM

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

" MICHAEL CHONG "

03/05/30

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

"C.K. CHONG"

03/05/30

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

DATA FORTRESS SYSTEMS GROUP LTD.
Quarterly Report to March 31, 2003 & June 30, 2002
SCHEDULE A - FINANCIAL INFORMATION

BALANCE SHEETS
(Prepared by Management - Unaudited)
	March 31	June 30
	2003	2002
ASSETS
Current Assets
Cash	$ -	$ 8,012
Accounts receivable	266,772	7,064
Inventory	279,066
Loans receivable	68,781	40,350
Prepaids	18,387	1,284
	633,006	56,710
Capital Assets	431,368	44,412
Investments	-	5,000
	$ 1,064,374	$ 106,122

LIABILITIES
Current Liabilities
Accounts payable	$ 580,746	$ 109,774
Bank overdraft	191,211
Current portion of obligation under capital lease	43,908
	815,865	109,774
Obligation under capital lease	125,902
Shareholder Loan	58,347	12,000
	1,000,114	121,774

SHAREHOLDERS' EQUITY
Share Capital	1,142,207	33,741,464
Deficit	(1,077,947)	(33,759,116)
	64,260	(15,652)

	$ 1,064,374	$ 106,122

APPROVED ON BEHALF OF BOARD:

"C.K. Chong" “Michael Chong”
Director Director

These interim financial statements are to be read in conjunction with the most recent annual financial statements, specifically - June 30, 2002. Accounting policies and methods have not changed

DATA FORTRESS SYSTEMS GROUP LTD.
Quarterly Report to March 31, 2003
SCHEDULE A - FINANCIAL INFORMATION (Continued)

STATEMENT OF LOSS AND ACCUMULATED DEFICIT
(Prepared by Management - Unaudited)
	This Quarter		YTD
	2003	2002	2003	2002
REVENUE	$ 597,158	$ 8,476	$ 1,602,319	$ 43,941

EXPENSES
Direct costs	472,778		1,310,183	12,649
General and administrative	221,830	172,769	935,092	384,111
Amortization of capital assets	39,999		84,826	9,011

	734,607	172,769	2,330,101	405,771

NET INCOME (LOSS) FROM OPERATIONS	(137,449)	(164,293)	(727,782)	(361,830)

Gain on investment		2,300		2,300
Write down of loans	(8,347)		4,580
Write down of accounts payable	(1,477)		(21,477)	717,840
Write down of accounts receivable				3,009

NET INCOME (LOSS)	(145,796)	(161,993)	(741,726)	361,319

Deficit, beginning of period	(1,077,947)	(33,286,417)	(336,221)	(33,809,729)

DEFICIT, end of period	$ (1,077,947)	$ (33,448,410)	$ (1,077,947)	$ (33,448,410)

LOSS PER SHARE	$ (0.02)	$ 0.01	$ (0.02)	$ 0.02

These interim financial statements are to be read in conjunction with the most recent annual financial statements, specifically - June 30, 2002. Accounting policies and methods have not changed

DATA FORTRESS SYSTEMS GROUP LTD.
Quarterly Report to March 31, 2003
SCHEDULE A - FINANCIAL INFORMATION (Continued)

STATEMENTS OF CASH FLOWS
(Prepared by Management - Unaudited)
	This Quarter		Year to Date
	2003	2002	2003	2002
OPERATIONS
Net income (Loss)	(145,796)	(161,993)	(741,726)	361,319
Non-cash adjustments
Depreciation	39,999		84,826	9,011
Write off of loan			20,000
Earnings adjustment to opening balance of RTO			29,095
	(105,797)	(161,993)	(607,805)	370,330
Change in
Decrease (increase) in accounts receivables	30,500	56,579	165,952	(3,678)
Decrease (increase) in pre-paids	(1,437)	(11,267)	(14,761)	(9,012)
Decrease (increase) in inventory	(538)		23,220
Increase (decrease) in accounts payables	(6,017)	32,273	(51,872)	(693,746)
	(71,255)	(84,408)	(485,266)	(336,106)
INVESTING
Purchase of capital assets	(10,900)	5,600	(12,556)	(13,677)
Proceeds from sale of capital assets				1,830
Decrease (increase) in loans receivable	64,740	(5,350)	(32,099)	(30,350)
Proceeds on disposition of investments			5,000
Net assets acquired from RTO			276,408
	53,840	250	300,951	(42,197)
FINANCING
Share subscription
Issuance of share capital		34,000	(2,000)	1,042,139
Increase (decrease) in shareholder loan	11,943		(1,344)	(174,041)
Increase (decrease) in capital leases	(14,427)		(14,252)
Increase (reduction) in loan payable				(490,174)
	(2,484)	34,000	(14,908)	377,923
Increase (decrease) in cash	(19,899)	(50,158)	(199,223)	(379)
Cash, beginning of period	(171,312)	52,803	8,012	3,024
CASH AND CASH EQUIVALENTS, end of period	(191,211)	2,645	(191,211)	2,645

SUPPLEMENTAL CASH FLOW INFORMATION

During the YTD period the Company issued 30,000,000 common shares pursuant to the RTO share exchange agreement.

During the YTD period the Company issued 9,160,200 common shares to settle outstanding debts of $916,076.

During the YTD period the Company issued 1,500,000 common shares as a finders fee and 200,000 common shares as the remaining sponsor fees in connection with the RTO.

These interim financial statements are to be read in conjunction with the most recent annual financial statements, specifically - June 30, 2002. Accounting policies and methods have not changed

DATA FORTRESS SYSTEMS GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Quarter ended March 31, 2003

1. BUSINESS COMBINATION

The 30,000,000 common shares issued pursuant to the exchange agreement were deemed to have a value of $3,000,000. However the Company was inactive with a thin market for its shares, making it inappropriate to use the estimated market value of the shares. These accounting statements are issued under the name of Data Fortress Systems Group Ltd. (formerly iaNett International Systems Ltd.) but are a continuation of the financial statements of the accounting acquirer, Data Fortress Technologies (2002) Inc., the legal subsidiary and not the legal parent. Therefore the cost of the acquisition ($43,919) has been determined by using the fair value of the Data Fortress Systems Group Ltd. Common shares.

The business combination has been accounted for using the purchase method of accounting and accordingly the results of operations of Data Fortress Technologies (2002) Inc. are included in the consolidated financial statements from the date of acquisition August 30, 2002. The purchase price was allocated to the fair value of the net liabilities acquired as follows:

Consideration – issuance of 30,000,000 common shares

                               ($    43, 919)

Net assets acquired
Working capital, net	($ 90,284)
Investments	1,953
Equipment	44,412
Net liabilities	($ 43,919)
Net deficiency attributed to the 30,000,000 common shares issued in connection with the reverse takeover	($ 43,919)

2. NATURE OF OPERATIONS AND GOING CONCERN

Data Fortress Systems Group Inc., incorporated in British Columbia, Canada, has shares listed on the TSX Venture Exchange, OTC Bulletin Board in the United States and on the third segment of the Frankfurt Stock Exchange. On September 3, 2002, the company changed its name from Ianett International Systems Ltd. To Data Fortress Systems Group Ltd.

The Company was formerly engaged in the business of providing integrated marketing web services, business development services and data warehousing services to both internet and traditional businesses.

By a share exchange agreement dated March 1, 2002 the Company agreed to acquire 100% of Data Fortress Technologies Group (2002) Inc. (“Data Fortress 2002”). The Company issued 30,000,000 common shares, which are subject to a Surplus Security Escrow Agreement, as consideration for Data Fortress 2002 shares. The Surplus Security Escrow Agreement, allows the release of shares on a time-released basis over the next six years. Data Fortress 2002 owns all the issued and outstanding shares of Data Fortress Technologies Ltd., Connect West Networks Ltd. and Pacific Ram Distribution Corp. These

DATA FORTRESS SYSTEMS GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended March 31, 2003

2. SIGNIFICANT ACCOUNTING POLICIES

companies provide collocation and managed server hosting services, wholesale computer equipment sales, networking services and the operation of a redundant 3.2-kilometer fiber optic ring in downtown Vancouver. The transaction was approved by the shareholders on April 19, 2002, shares were issued and regulatory approval was obtained on August 30, 2002. The transaction had an effective date of August 30, 2002. The shares resulted in the recipients obtaining voting control of the Company, and the acquisition accounted for as a reverse take-over in accordance with Canadian Generally Accepted Accounting Principles.

In connection with the exchange agreement there was a finders fee of 1,500,000 common shares. The shares are subject to a Voluntary Pooling Agreement, which stipulates that 33.3% of the shares will be released upon completion of the transactions, 33.3% after eight months and the remaining 33.4% after twelve months.

At March 31, 2003, the Company had a working capital deficiency of ($182,859), and a working capital position for the same period at March 31, 2001: $51,807. The Company also incurred an operating loss of  ($145,796), and at March 31, 2001: ($164,293, net of gains on settlement of debts).  The business combination has been accounted for using the purchase method of accounting and accordingly the results of operations of Data Fortress Technologies (2002) Inc. are included in the consolidated financial statements from the date of acquisition August 30, 2002 to this period ended March 31, 2003.  The Company’s ability to discharge liabilities in the normal course of business is dependent upon future profitable operations and/or obtaining additional debt or equity financing.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in the normal course of business and at amounts different from those reflected in the accompanying financial statements.

Principles of consolidation and basis of accounting – The consolidated financial statements included the accounts of the Company and its wholly owned subsidiaries as follows:

DNS Media.com Inc.

Stock Secrets Enterprises Ltd.

IaNett.com Internet Technologies Ltd.

Data Fortress Technologies Ltd.

Pacific Ram Distribution Corp.

Connect West Networks Ltd.

The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

Revenue Recognition – Revenue predominately results from service-related activities. Services can be on a time and materials basis or a fixed fee basis. For fixed fee contracts, revenue is recognized on a percentage of completion basis. For contracts that are on a time and materials basis, revenue is recognized as the service is performed. Provisions for estimated losses on contracts, if any, are recorded when identifiable.

DATA FORTRESS SYSTEMS GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended March 31, 2003

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – The Company considers deposits in bank and short-term investments with original maturities of three months or less to be cash equivalents.

Capital assets – Capital assets are recorded at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the assets using the following basis and annual rates:

Asset	Basis	Rate

Computer equipment	Straight-line	33%
Computer software	Straight-line	33% - 100%
Furniture and fixtures	Declining balance	20% - 30%
Office equipment	Declining balance	20% - 30%
UPS	Declining balance	20% - 30%
Fiber Optic	Declining balance	5%
Automotive	Declining balance	30%
Leasehold improvements	Straight-line	Over the term of the lease
		and one renewal period
One half of the above rates are used in the year of acquisition

Investments – The Company makes investments in technology businesses. Such investments, where the Company does not exert significant influence, have been accounted for under the cost method whereby the investments are carried at cost.

Foreign currency translation and transactions – The Company’s consolidated financial statements are expressed in Canadian dollars. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the prevailing rates of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenues and expenses are translated into Canadian dollars at the rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from translation of foreign currency items are included in the determination of net income.

Use of estimates in the preparation of financial statements – The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported accounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the period. Actual results could differ from those estimates.

Earnings per share - Effective July 1, 2001, the Company retroactively adopted the new accounting recommendations made by the Canadian Institute of Chartered Accountants for presentation and disclosure of basic and diluted earnings per share. The retroactive impact of adopting the new recommendations had no significant impact on the Company’s basic and diluted earnings per share.

DATA FORTRESS SYSTEMS GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended March 31, 2003

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Basic earnings per common share are calculated on the net earnings using the weighted average number of shares outstanding during the fiscal period.

For the quarter ended March 31, 2003, the existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the report share loss per share, fully diluted loss per share information has not been shown.

Income taxes – Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes to tax laws and rates at the date of enactment or substantive enactment.

3. DUE TO SHAREHOLDER

Amounts due to shareholder are non-interest bearing with no formal terms of repayment.

These interim financial statements are to be read in conjunction with the most recent annual financial statements, specifically - June 30, 2002. Accounting policies and methods have not changed

DATA FORTRESS SYSTEMS GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended March 31, 2003

.

4. SHARE CAPITAL

	March		June
	2003		2002
	Number	Amount	Number	Amount
Balance, beginning of year	17,311,328	$ 100,050	5,445,851	$ 32,590,326
Shares issued for cash:
Stock options			90,000	9,000
Warrants			1,100,000	110,000
Private placement			4,838,000	483,800
Shares issued for other considerations:
For debt	9,160,200	916,076	5,469,477	548,338
Escrow for RTO	30,000,000	(43,919)
Finder's Fee	1,500,000	150,000
Cannacord Sponsor Fee	200,000	20,000
Shares issued for subsidiary			368,000

Balance, end of year	58,171,528	$ 1,142,207	17,311,328	$ 33,741,464

Warrants - The Company has stock purchase warrants outstanding as follows:

	Outstanding			Outstanding
Exercise	June 30,		Expired/	March 31,	Expiry Date
Price	2002	Issued	Exercised	2003

$ *9.10	178,100		June 2, 2002
$ 0.10	2,400,000		October 5, 2002
$ 0.12	2,438,000			2,438,000	October 18, 2003

	5,016,000			2,438,000

* Warrants were consolidated on a 10:1 basis.

Stock Option Plans - The Company has established stock option plans for employees, directors and consultants. Under the plans, the exercise price of each option equals the market price of the Company's stock on the last business day prior to the date of the grant. An option's maximum term is five years from the date of the grant. Options granted vest at various dates ranging from the date of grant to the end of the eighteenth month from the date of grant. As at March 31, 2003 remaining stock options outstanding were:

DATA FORTRESS SYSTEMS GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended March 31, 2003

4. SHARE CAPITAL (continued)

Price	Number	Expiry Date

$ 0.10	1,000	July 12, 2004
$ 0.10	1,250	November 8, 2004
$ 0.10	6,500	March 21, 2004
$ 0.10	22,000	September 14, 2005
$ 0.10	90,000	November 15, 2005
$ 0.10	354,250	October 5, 2006
$ 0.20	500,000	January 7, 2007
$ 0.14	250,000	March 31, 2007
$ 0.10	100,000	August 14, 2007
	1,325,000

5. RELATED PARTY TRANSACTIONS

There were related party transactions during the period with individuals or companies that were controlled by directors or by officers of the Company.

a)

Rick Thomas (former director) - Management Contract Fees of  $18,000 for the quarter

Gordon Samson (former director) – Contract and Accounting Fees $12,00 for the quarter

Michael Chong – President/CEO – Salaried wages $7,800 for the quarter

CK Chong – Accounting Fees - Salaried wages of $6,000 for the quarter

b)

Amounts due to Shareholders of $68,781 have no terms of repayment.

c)

Loans Receivable of $63,431 includes $1,123 due from a former director, and $61,075 due from a company associated with a Director. These loans have accumulated during the period September 2001 to August 2002 booked prior to the RTO transaction.

6. INCOME TAXES

The company has non-capital losses for income tax purposes that may, subject to certain restrictions, be available to offset future taxable income or taxes payable. No benefit in respect of the future application of these losses has been recognized in the financial statements.

7. LEGAL PROCEEDINGS

During the quarter, Catalyst Technologies Inc., (formerly called Healthnet Networks Ltd.) obtained a garnishing order before judgement (the “order”) dated October 31, 2002, against a wholly owned subsidiary of the Company, Data Fortress Technologies Ltd., for $10,346.00.

The Company has replied to this order on the basis that Healthnet Networks Ltd., executed a binding contract for services with the wholly owned subsidiary, Data Fortress Technologies Ltd., for $240,000.

Resolution of the matter is pending.

DATA FORTRESS SYSTEMS GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended March 31, 2003

8. BANK OVERDRAFT

The Bank overdraft consists of a cash balance of $19,632 less outstanding balances on two lines of credit drawn by ($ 190,944). The net position ($ 171,312) is reported as an overdraft position.

		2003	2001
1)	Canadian Imperial Bank of Commerce
	Line of Credit: $ 100,000	$ 91,002	-
Term: Prime rate plus 1.5% per year

2)	Coast Capital
Line of Credit: $ 100,000
	Term: Prime rate plus 2.0% per year	$ 100,209	-

9. CAPITAL LEASE OBLIGATIONS

Future minimum payments and the obligation due under capital leases are as follows:

	2003	2001

2003	81,995	-
2004	63,480	-
2005	18,107	-
2006	6,228	-

Less current portion	(43,908)	-
	125,902	-

DATA FORTRESS SYSTEMS GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended March 31, 2003

10. SEGMENTED INFORMATION

For Management purposes the Company operates in two business segments, computers/hardware and network services, thru three operating subsidiaries. The segmented results below reflect the current quarter of operations for the period January 1, 2003 to March 31, 2003. All operations and assets are in Canada.

	Network Services	Computers/Hardware	Total

Revenue	$ 210,091	$ 387,066	$ 597,158
Direct costs	123,674	349,104	472,778
Segment operating income	86,417	37,962	124,379

Net tangible assets	$ 113,721	$ (48,471)	$ 65,260

These interim financial statements are to be read in conjunction with the most recent annual financial statements, specifically - June 30, 2002. Accounting policies and methods have not changed

1. THREE MONTHS TO MARCH 31, 2003

Breakdown of direct costs:
	This Quarter	Year to Date

Labour
Lists
Mailing
Connectivity	31,732	78,105
Computer Hardware	364,932	1,113,769
Bandwidth	75,061	116,835
Other	1,052	1,473

TOTAL	472,778	1,310,183
	-	-	-
Breakdown of General and Administrative Expenses:
	This Quarter	Year to Date

Accounting and legal	4,937	52,242
Advertising and promotion	16,396	22,016
Annual General Meeting Costs	-	-
Automotive	7,492	19,774
Bad debt	6,470	41,080
Bank charges and interest	19,020	64,188
Brokerage fees/regulatory		5,600
Computer maintenance	4,260	8,506
Couriers and freight	112	1,004
Donations	-	-
Education and training	-	223
Equipment lease	24,361	55,995
Finders fees	-	170,000
Insurance, licences and dues	11,342	17,576
Miscellaneous	(4,168)	(40,019)
Office	7,937	81,623
Office rent	66,802	90,612
Salaries and consultants	85,446	329,789
Telephone	5,832	8,940
Travel and entertainment	-	-
Warehouse	450	5,945

TOTAL	$ 243,749	935,093

2. RELATED PARTY TRANSACTIONS

There were related party transactions during the period with individuals or companies that were controlled by directors or by officers of the Company. Management contracts are on a month to month basis with 30 day termination clauses.

a)

Rick Thomas (former director) - Management Contract Fees of  $42,000 for the Period.

Gordon Samson (former director) – Contract and Accounting Fees $28,000 for the Period

Michael Chong – President/CEO – Salaried wages $18,200 for the period

CK Chong – Accounting Fees - Salaried wages of $14,000 for the Period

b)

Amounts due to Shareholders of $ 68,781 have no terms of repayment.

c)

Loans Receivable of $63,431 includes $1,123 due from a former director, and $61,075 due from a company associated with a Director. These loans have accumulated during the period September 2001 to August 2002 booked prior to the RTO transaction.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

(a)

Common shares issued

NIL during the period

(b)

Options Outstanding

NIL during the period

(c)  Outstanding Warrants and options

Warrants - The Company has stock purchase warrants outstanding as follows:

	Outstanding			Outstanding
Exercise	June 30,		Expired/	March 31,	Expiry Date
Price	2002	Issued	Exercised	2003

$ *9.10	178,100		June 2, 2002
$ 0.10	2,400,000		October 5, 2002
$ 0.12	2,438,000			2,438,000	October 18, 2003

	5,016,000			2,438,000

* Warrants were consolidated on a 10:1 basis.

4.

SUMMARY OF SECURITIES AS AT MARCH 31, 2003

(a)

Share Capital

Authorized:

100,000,000 Common Shares without par value

  20,000,000 Preferred Shares with $0.001 par value

Issued:

    58,171,528 Common Shares without par value

(b)

Escrow Shares and pooling arrangements:

30,300,000 common shares are currently held in escrow and are subject to release only by regulatory approval.

5.                 DIRECTORS AND OFFICERS

Michael Chong – President/CEO

C.K. Chong - Director

Bill Kaleta – Director

Data Fortress Systems Group Ltd.

Schedule C: Management Discussion and Analysis

1.

Description of Business

As a consolidated entity Data Fortress Systems Group Ltd. (“DFG”) is one of a few Canadian companies providing Information Technology services in a full service capacity, from the use of a proprietary fiber ring, to building the required equipment, DFG provides an end to end solution for it’s customers. These services allow customers to connect their computer systems, or plug in, to the DFG network to store and access their data in much the same way they obtain and use electricity or a telephone service. DFG fully manned Network Operations centers control, 24 hours a day, 7 days a week. DFG has multiple upstream providers for Internet traffic as well as built in multiple redundancy built right in to it’s own fibre optic network.

Managed services include storage and management of customers’ primary data, tape back-up of data for archival and restoration purposes, and real time copies of customer data at remote sites. DFG also assesses, designs and implements customers' data storage environments, addressing customers' primary data needs as well as disaster recovery and business continuity plans. Customers include organizations that require large and rapidly growing volumes of data storage capacity and include established enterprises and Internet-based businesses in a wide range of industries, such as application service providers (“ASP”), communications, media, retail, wholesale distribution, health and education.

To deliver managed services and storage, a dedicated fiber optic network that connects the data center or storage point of presence, has been laid within the downtown core of Vancouver.  This fiber optic ring connects DFG’s data centre to the Internet backbone at Harbour Centre.

DFG through a subsidiary has entered into an agreement with TeraSpan Networks Inc. (“TeraSpan”), who has installed a 24 strand, fully redundant ring of “Surface Inlaid Fiber” exclusively for the Company.  TeraSpan were selected as the vendor because they offered the fastest, most economical fiber deployment technology and techniques available.  The fiber is laid approximately six inches under ground by creating a thin cut in the sidewalks and roadways in the downtown area.  This deployment method is fast, economical, and provides a fiber optic data network with a useful life of 20 to 30 years.

Active Wholly-owned subsidiary operations

IaNett  Internet Technologies Ltd., is a software development operation, specializing in search engine technology. ITT, has developed and is in the process of marketing a scalable Internet searching technology (the “Search Engine”) that permits full Internet search engine integration into websites. The Search Engine is designed to offer a highly expandable solution to Internet growth patterns by scaling to meet content requirements and user demand without sacrificing functionality or speed.  The software can be easily and usefully adopted by any website. This wholly owned subsidiary continues to operate and market Internet related services.

Data Fortress Technologies Ltd. (“Data Fortress”) was founded in January of 2001 to provide customers with a secure environment and access to a fiber optic network.  Data Fortress is one of the first companies of its kind in the Vancouver market to operate a co-location and managed server data center and storage facility.

In October 2001, Data Fortress completed the installation of a redundant 3.2-kilometer fiber optic cable ring within the downtown core of Vancouver.  This fiber optic ring connects the Data Fortress data centre to the Internet backbone at Harbour Centre.

Data Fortress now operates 7 Points of Presence in major downtown buildings, all operating at multiple Gigabit Ethernet speeds providing redundancy, ultimate in speeds and security.

Pacific Ram Distribution Corp. produces a full line of the latest Personal Computers and Business Workstations, as well as Servers, to meet the ever-growing needs of its customers.  The Company has  suppliers including Panasonic, U.S. Robotics, Yamaha, Pioneer, Toshiba, Memorex, Epson, Hewlett-Packard, Fujitsu, Palm, Acer, Borderware and Canon.

Pacific Ram Distribution Corp. (“Pacific Ram”) was established in April of 1991 to become a computer manufacturer and systems integrator using the brand name “Logic Computers”.  The Company’s operations are located in Richmond, British Columbia, Canada.

Over the past 11 years, Pacific Ram has successfully strengthened these strategic relationships with its suppliers.  This has enabled the Company to provide its clients with service and commitment.   As the computer industry expands, the growth of Pacific Rim and European markets gives Canadian companies a larger role as computer manufacturers and system integrators.  Pacific Ram has successfully established itself in both of these arenas with strong strategic partnerships and client service.

Connect West Networks Inc. (“Connect West”) was established in May 2001 to respond to a ‘Request for Proposals’ from Simon Fraser University.  In its response, Connect West presented the University with a unique and innovative solution for bandwidth provisioning to the residences. A full agreement was executed on July 4, 2002 and the completed network was built up and running on schedule and on budget by September 1, 2002.

2.

Discussion of Operations

The Housing and residence Internet connectivity project at Simon Fraser University continues to perform well. Connect West has recently been advised of the award of an additional 500 units which will come on line next fall and will have a positive input on revenue.

Data Fortress Technologies is now showing a positive revenue base following the acquisition of Assertive Technology’s customers in April 2003. This acquisition brought in some 20 new clients and revenue of about $30,000 per month.

Along with Big Pipe, MCI (WorldCom) was added as a provider on April 2003 and a third peering partner with a 0C3 connection to Seattle, Washington a week later. These steps have given Data Fortress Technologies a much bigger and more cost effective bandwidth.

Due to the general economic decline and tougher market conditions, management has taken steps to shrink the operations of Pacific Ram Distribution to enable it to compete more effectively in the market place. This has involved downsizing and staff layoffs.

3.

Management Discussions and Analysis of Financial Information

The following discussion and analysis explains trends in the Company’s financial condition and results of operations for the quarter ended March 31, 2003. These financial statements have been prepared in accordance with Section 1751 of the Chartered Accountants (“CICA”) handbook. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the financial statements contained in Schedule A and B to this report. Accounting policies and methods have not changed. Unless expressly stated otherwise, all references to dollar he amounts in this section are in Canadian dollars (in accordance with Canadian GAAP).

Results of Operations

For the three-month period ended March 31, 2003, the company had a loss of $145,796 compared to a loss of  $161,993 for the same period last year. The company had a year to date loss of $741,726 compared to earnings of $361,319 for same period last year. The loss was incurred as a result of smaller margins from the sale of computer hardware coupled with high labour costs.

The increase in revenue in the report of the period ending March 2003 of $588,682 over the compared period in 2002 was a result of revenue generated through sales from Data Fortress Technologies, Connect West Networks and Pacific Ram Distribution.

The Company had a working capital deficiency $182,859 at March 31, 2003. Management believes present cash flows coupled with new contracts and steps taken to reduce cost will be sufficient for ongoing operations.

4.

Legal Proceedings

During last quarter, Catalyst Technologies Inc., (formerly called Healthnet Networks Ltd.) obtained a garnishee order before judgement (the “order”) dated October 31, 2002, against a wholly owned subsidiary of the Company, Data Fortress Technologies Ltd., for $10,346.00.

The Company has replied to this order on the basis that Healthnet Networks Ltd., executed a binding contract for services with the wholly owned subsidiary, Data Fortress Technologies Ltd., for $240,000.

This preceding is now in it’s settlement stages.

From time to time, the Company may become subject to claims and litigation generally associated with any business venture.

5.

Subsequent Events.

On May 8th and 9th, 2003, Messier Gordon Samson and Bruce McConnachie resigned as Directors of the Data Fortress Group.  Mr. Rick Thomas was removed as president and CEO on May 13, 2003.  On May 26, 2003 the company commenced legal proceedings against Mr. Thomas for the breech of contractual, statutory and fiduciary duties. On May 27th, 2003 Mr. Rick Thomas resigned as Director of the Company.